FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                            BG Group press release

                                 30 June 2003

       Sir Robert Wilson to become new non-executive Chairman of BG Group


BG Group is today announcing that Sir Richard Giordano, non-executive Chairman, intends to retire, and that Sir Robert Wilson is to be appointed his successor. Sir Richard will retire from the BG Board at the end of 2003, having been Chairman of BG and before that British Gas since 1994. Sir Robert's appointment will take effect on 1 January 2004.

Sir Robert Wilson is currently executive Chairman of Rio Tinto plc, and will continue in this position until the end of October this year. He joined BG Group as a non-executive Director in September 2002.

Speaking today, Sir Richard Giordano said:

"At the end of December I will have served British Gas and successor companies for ten years and, as I will be 70 at my next birthday, I believe it is time to retire from BG Group. I have been delighted to help the old British Gas through two successful demergers, and I am pleased to be leaving BG in the very capable hands of Frank Chapman and his Executive team. I and the Board are delighted that Sir Robert Wilson, a highly experienced international industrialist with an outstanding track record, has agreed to take over the Chair from me."

Chief Executive Frank Chapman today said:

"BG owes a debt of gratitude to Sir Richard Giordano, whose outstanding contribution to the Company is exemplified by the value unlocked through the Group's successive demergers of Centrica and Lattice. He leaves with our profound thanks and best wishes for his retirement. We are delighted to have someone of the quality of Sir Robert Wilson as our new Chairman, who brings a wealth of international business experience. The Board greatly looks forward to working with Sir Robert in his new role as we continue to grow and develop our business."

Commenting on his appointment, Sir Robert Wilson said:

 "I am delighted to be taking up this appointment. BG is a young company with a very exciting future. Under Sir Richard's leadership it has transformed itself in recent years, and I look forward to the chance to contribute to its further success."


Notes to editors

Sir Robert Wilson began his career in 1966 as an economist with Dunlop Ltd, the tyres and sports equipment company, and between 1967 and 1970 was at Mobil Oil Company Ltd. He is currently the Chairman of Rio Tinto plc and Rio Tinto Limited, which together form Rio Tinto, a dual listed company created in 1995 by the merger of RTZ plc and CRA Limited. He joined Rio Tinto in 1970 and became managing director of its European zinc and lead smelting subsidiary in 1979. In 1982, Sir Robert returned to Rio Tinto's head office in London. In 1987, he was appointed to the main board as executive director responsible for Planning and Development and in 1989 led the purchase by Rio Tinto of BP Minerals. On completion of that transaction, he became the Rio Tinto director responsible for the group's Mining and Metals businesses. In 1991, he became Chief Executive and was appointed Chairman in 1997. He has announced his intention to retire from Rio Tinto in October this year.

Sir Robert Wilson was awarded a KCMG in 2000, an honorary Doctor of Science by the University of Exeter in 1993, an honorary Doctor of Laws by the University of Dundee in 2001 and an honorary Doctor of Science by the University of Birmingham in 2002. He is a non-executive director of Diageo plc, the food and drinks company, and was recently appointed Chairman of The Economist Group. In November 2003, he will become a non-executive director of GSK. He is a former non-executive director of BP plc and The Boots Company plc.

Sir Richard Giordano became non-executive director of British Gas in December 1993 and became Chairman in January 1994. He was Chief Executive between May 1996 and February 1997 when British Gas split into two companies - BG plc and Centrica plc. He became non-executive Chairman of both companies and resigned from the position of Chairman, Centrica, on 30 June 1997. He remained as Chairman of BG Group plc when it demerged the Lattice Group in October 2000.

BG Group plc is a major integrated gas company, which works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries


Media                   Chris Carter           +44 (0) 118 929 2597
                        Robin O'Kelly          +44 (0) 118 929 3186

Out of hours pager                             +44 (0) 7693 309543

Investor Relations      Chris Lloyd/Helen      +44 (0) 118 929 3025
                        Parris/Brian McCleery


Website: www.BG-Group.com


PR 10955


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 30 June 2003                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary